

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2017

Elliot M. Maza
Interim Chief Executive Officer
Immune Pharmaceuticals Inc.
550 Sylvan Avenue
Englewood Cliffs, NJ 07632

      Re: Immune Pharmaceuticals Inc.
            Registration Statement on Form S-1
            Filed September 11, 2017
            File No. 333-220413

Dear Mr. Maza:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Incorporation of Certain Information by Reference, page 43

1.   Please include the Form 8-K filed on April 27, 2017 in the list of filings that are incorporated by reference into the prospectus.

General

2.   Please revise the fee table to ensure that the units, as well as each security comprising the units, are separately reflected in the fee table.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Edwards at (202) 551-6761 or Suzanne Hayes at (202) 551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Stephen Cohen